UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

W.R. GRACE & CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38388F108

(CUSIP Number)

David S. Winter

David J. Millstone

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

February 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,344,510
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,344,510
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,344,510
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,344,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,344,510
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,344,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,344,510
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,344,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,344,510
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,344,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,344,510
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,344,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,344,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Latitude Fund LP, a Delaware limited partnership, 40 North GP III LLC, a Delaware limited liability company, 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability, David S. Winter, an American citizen, and David J. Millstone, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of W.R. Grace & Co., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master”), David S. Winter, an American citizen and David J. Millstone, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held by 40 North Latitude Master.

The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets.  The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares. David S. Winter and David J. Millstone serve as the sole members and principals of each of 40 North Management and 40 North GP III, and as the sole directors of 40 North Latitude Master. The principal business address of all of the Reporting Persons, is 9 West 57th Street, 30th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Shares reported herein were purchased by 40 North Latitude Master using working capital. The total purchase price for the Shares reported herein was $606,623,006. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On February 20, 2019, the Issuer entered into a letter agreement, attached hereto as Exhibit 3 (the “Letter Agreement”), with 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master (collectively, the “40 North Parties”) pursuant to which, among other things, the Issuer agreed that the board of directors of the Issuer (the “Board”) will adopt a resolution to increase the size of the Board from nine to eleven directors and each of Kathleen G. Reiland and Henry R. Slack will be included on the slate of director nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the Issuer’s annual meeting of stockholders in 2019 (the “2019 Annual Meeting”) with terms to expire at the Issuer’s annual meeting of stockholders in 2020 and 2022, respectively.

Additional information about the Letter Agreement and the Confidentiality Agreement referred to in Item 6 is set forth in Item 6, and that information is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder, 40 North GP III, Mr. Winter and Mr. Millstone may be deemed the beneficial owner of all of the Shares reported herein, which represent approximately 14.0% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of all of the Shares, whereas the other Reporting Persons having beneficial ownership may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentage in the immediately foregoing paragraph is calculated based on a total of 66,792,968 Shares outstanding as of December 31, 2018 (based on the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2019).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder or its subsidiaries or affiliated entities, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of 40 North Latitude Feeder in accordance with their respective limited partnership interests (or investment percentages).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:

On February 20, 2019, the Issuer entered into the Letter Agreement with the 40 North Parties pursuant to which, among other things, the Issuer agreed that the Board will adopt a resolution to increase the size of the Board from nine to eleven directors and each of Kathleen G. Reiland and Henry R. Slack will be included on the slate of director nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the 2019 Annual Meeting with terms to expire at the Issuer’s annual meeting of stockholders in 2020 and 2022, respectively.

Pursuant to the Letter Agreement, if 40 North Management delivers written notice to the Issuer (an “Extension Notice”) then, upon Ms. Reiland’s resignation as a director (with a term expiring at the annual meeting of stockholders in 2020), the Board will appoint her as a director with a term expiring at the annual meeting of stockholders in 2021 and as a member of any committee of the Issuer of which she was a member as of immediately prior to her resignation.

Pursuant to the Letter Agreement, the 40 North Parties agreed to cause the Shares over which they have the right to vote to be voted (i) in favor of all nominees for director recommended by the Board, (ii) against any nominees for director not recommended by the Board and (iii) against any proposals to remove any director. The commitments set forth in the preceding sentence shall remain in effect until the later of (i) 45 days before the deadline under the Issuer’s by-laws for submission of stockholder notices of director nominations or non-Rule 14a-8 proposals (whichever is earlier, if different) for the annual meeting of stockholders in 2020 (or 45 days before such deadline for the annual meeting of stockholders in 2021 if 40 North Management delivers an Extension Notice) (the annual meeting of stockholders in 2020, or if the 40 North Parties deliver an Extension Notice, in 2021, the “Relevant Annual Meeting”) or, if earlier, March 15th in the year of the Relevant Annual Meeting and (ii) the 15th day following the date that Ms. Reiland (or her replacement pursuant to the Letter Agreement) is no longer a director or, if earlier, one day after the annual meeting of stockholders in 2021 (the “Standstill Period”). Notwithstanding the foregoing, the Standstill Period will terminate on September 9, 2019 if Ms. Reiland is not elected to serve on the Board at the 2019 Annual Meeting, 40 North Management proposes a replacement thereof subject to the terms and conditions of the Letter Agreement and the Board fails to appoint Ms. Reiland or 40 North Management’s replacement candidate thereof to the Board within ten business days after such candidate has been identified.

The 40 North Parties also agreed to a standstill pursuant to which the 40 North Parties will refrain from taking certain actions with respect to the Issuer.

On February 20, 2019, the Issuer issued a press release announcing its entry into the Letter Agreement with the 40 North Parties. This press release is attached to the Letter Agreement as Exhibit C thereto.

Also, on February 20, 2019, the Issuer and the 40 North Parties entered into a letter agreement, attached hereto as Exhibit 4 (the “Confidentiality Agreement”), pursuant to which the 40 North Parties agreed to keep confidential certain information pursuant to the terms and conditions set forth therein.

The foregoing descriptions of the Letter Agreement and Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Letter Agreement and Confidentiality Agreement, copies of which are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among 40 North Management, 40 North GP III, 40 North Latitude Feeder, 40 North Latitude Master, David S. Winter and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

Exhibit 3 – Letter Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated February 20, 2019.

Exhibit 4 – Confidentiality Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated February 20, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2019	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: February 20, 2019	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: February 20, 2019	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: February 20, 2019	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: February 20, 2019	DAVID S. WINTER

By:
/s/ David S. Winter

Date: February 20, 2019	DAVID J. MILLSTONE

By:
/s/ David J. Millstone